Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

04010817

10 March 2004

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 0011 1 202 942 9624 **36 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Half Yearly Report dated 27 February 2004
Coolgardie Gold Project Update dated 5 March 2004
Herald Completes Placement, Plans Major Exploration Push at Dairi dated 8 March 2004
Appendix 3B – New Issue Announcement dated 8 March 2004
Dairi Zinc/Lead project Update dated 10 March 2004
Issue of Herald Shares dated 10 March 2004

Yours faithfully

M P WRIGHT
Executive Director

dlw 3/25

Enc:

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

10 March 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

Dear Sirs

ISSUE OF HERALD RESOURCES LIMITED SHARES – SECONDARY TRADING NOTICE - NOTIFICATION PURSUANT TO ASIC CLASS ORDER 02/1180

On 8 March 2004, Herald Resources Limited ("**Company**") announced a placement of 2,500,000 ordinary fully-paid shares at $0.80 per share.

The Company has now issued these shares ("**Shares**") to Macquarie Bank Limited.

Secondary Trading and ASIC relief

The Corporations Act 2001 (Cth) restricts the on-sale of securities issued without a prospectus. On 29 November 2002 the Australian Investments Commission ("**ASIC**") issued Class Order 02/1180 ("**Class Order**") granting relief from the secondary trading provisions in specified circumstances.

The Class Order relief applies where an offer of securities for sale fulfils the following conditions:

1. the securities were issued on or after 12 December 2002; and

2. the securities are covered by at least one of the categories of relief set out in the Class Order.

Category 1 Relief

The issue of the Shares noted above will fall within Category 1 of the Class Order.

For the purpose of Item 5 of Category 1 of the Class Order, the Company hereby notifies the ASX that all information of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were to be issued in reliance on section 713 of the Act in relation to an offer of the securities has been disclosed to ASX.

Yours faithfully

M P WRIGHT
Executive Director

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

10 March 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: DAIRI ZINC/LEAD PROJECT UPDATE

The Bankable Feasibility Study (BFS) continues to gather pace with Mining, Site Geotechnical, Environmental, Metallurgical and Transportation studies in various stages of advancement. Infill drilling of the high grade Anjing Hitam deposit is continuing with two diamond drill rigs. A third rig is being used for plantsite geotechnical studies.

A just completed hole, SOP127D, at the NW extremity of the Anjing Hitam deposit has **obtained highly significant intercepts** of a 6m Upper Mineral Horizon (UMH) and 16.7m Main Mineral Horizon (MMH) downdip from the Sapurang Terry high grade outcrop, where assays of 0.8m @ 30% Zn, 23% Pb and > 2m @ 5% Zn, 9% Pb were obtained from channel sampling massive sulphide to the base of a waterfall, while there is some thickness of gossan above in the banks. An earlier 1998 hole, SOP3D, further downdip, was relatively insignificant but **this latest intercept has increased the possibility of extending the Anjing Hitam resource further NW and outside the previously assessed resources area.**

A table of the drillhole assay results that have become available since the December Quarterly Report is given below. **Some excellent drillhole intercepts have been obtained,** especially in the central section of the deposit,

e.g.	SOP106D	(9700N)	23m	@	16.7%Zn, 9.5%Pb
	SOP100D	(9640N)	29m	@	15.0%Zn, 9.0%Pb
	SOP102D	(9640N)	31m	@	18.6%Zn, 11.3%Pb

Particularly high lead/silver levels were encountered in SOP108D with an Upper Mineral Horizon of 9.0m @ 8.2% Zn, 15.8% Pb, 33g/t Ag and an MMH massive sulphide zone of 9.8m @ 17.2% Zn, 20.7% Pb and 50g/t Ag. This hole also has a significant veined zone immediately below the MMH of 12m @ 4.1% Zn, 13.7% Pb, 34g/t Ag. The nearby hole SOP38D also had Pb > Zn. The veining has now been recognized in a number of holes at the downdip and updip extremities of the deposit, with or without massive sulphide and, while generally of lower grade than the massive sulphides, the grain size is significantly coarser.

Dairi Project
Sopokomil Prospect – Anjing Hitam Sector
Recent Drillhole assay Results

	Local Grid									
Hole	**North**	**East**	**Dip/Azim (mag)**	**From (m)**	**To (m)**	**Length (m)**	**Zinc (%)**	**Lead (%)**	**Silver (g/t)**	**Lode**
5D	9700	5070	85/69.5	168.0	185.5	17.5	21.8	14.1	18	MMH
D	9900	5095		145.5	147.5	2.0	13.9	7.2	5	UMH
				165.9	173.5	7.6	7.4	4.5	4	EMH
				184.0	197.5	17.5	4.5	2.5	7	MMH
SOP100	9690	5052	67.5/177.5	154.8	183.5	28.7	15.0	9.0	11	MMH
SOP102D	9690	5052	66/102.5	201.9	204.6	2.7	15.8	8.3	3	UMH
				234.7	265.7	31.0	18.6	11.3	12	MMH
SOP104D	9795	5002	82/250	120.0	127.1	7.1	5.2	3.6	6	UMH
				139.0	149.3	10.3	16.2	10.4	14	MMH
SOP106D	9690	5052	72/250	118.6	126.7	8.1	10.5	5.3	3	UMH
				137.0	160.7	23.7	16.7	9.5	10	MMH
SOP107D	9700	5080	51.5/205	139.8	142.8	3.0	7.7	5.1	13	MMH1
				148.3	150.6	2.3	17.4	8.9	15	MMH11
SOP108D	10000	4927	44.5/134	57.9	66.9	9.0	8.2	15.8	33	UMH
				73.5	108.2	34.7	7.9	12.0	29	MMH
			includes	73.5	83.3	9.8	17.2	20.7	50	MMH
SOP120D	9574	5153	82/182	284.8	293.1	8.3	17.5	10.0	13	MMH1
				304.3	311.0	6.7	13.9	8.9	17	MMH11

N.B.
Holes SOP9105D barren updip hole, SOP109, 110D – updip holes oxidized, SOP111G – SOP119G – millsite geotechnical holes.

UMH = Upper Mineral Horizon
MMH = Main Mineral Horizon
MMH = Main Mineral Horizon uppersplit
MMH11 = Main Mineral Horizon lowersplit

Yours faithfully

M P WRIGHT
Executive Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

HERALD RESOURCES LTD

ABN

15 008 672 071

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.80
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Provide funds for exploration of the Company's Projects and working capital purposes.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 March 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	62,503,497	Ordinary f.p.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	305,000 230,000	Options 7/4/05 @ $0.35 Options 23/1/07 @ $0.29

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 8 March 2004

Print name: Michael Wright..

== == == == ==

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

8 March 2004

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

RE: HERALD COMPLETES PLACEMENT, PLANS MAJOR EXPLORATION PUSH AT DAIRI PROJECT

PLACEMENT

Herald is pleased to announce that it has made a placement of 2.5m shares at $0.80, raising $2m. The shares were issued to Macquarie Bank and were done without a fee.

Macquarie Bank have been strong supporters of the company by previously:
1) providing loan facilities of $6m for the re opening and development of the Coolgardie Gold Project;
2) providing $0.3m seed capital in offshoot company Corona Gold Ltd to fund grass roots exploration on the Meluak project, Indonesia.(plus may subscribe for additional issues totalling $11.4m);
3) providing a $3m convertible funding facility for completion of the Bankable Feasibility Study on the Dairi Project; and
4) subscribing for this current equity raising to fund exploration and working capital.

DAIRI ZINC/LEAD PROJECT

Whilst infill drilling on the high-grade Anjing Hitam deposit has been virtually continuous since late last year, Herald had ceased greenfields drilling at Dairi while carrying out the Bankable Feasibility Study (BFS). The BFS, which is based solely on Anjing Hitam, is expected to be completed in June/July of this year.

The above placement will provide Herald with funds to simultaneously re-commence exploration on a number of other highly promising exploration targets at the Dairi Project, including:

- Sinar Pagi, a high grade lead/silver prospect, approximately 20km north of Anjing Hitam. At Sinar Pagi, channel assay samples from up to 5m widths from a so far identified 200m of vein strike have assayed up to 60% lead and 40 ozs per tonne of silver;
- Lae Jehe, where inferred resources of 8mt of 12% combined zinc/lead have already been delineated;
- Bonkaras, Bululaga and the oxide Basuki Lode, where mineralisation assaying up to 35% Zn is exposed along about 800m of strike over about a 100m vertical extent, but with uncertain overall width.

The Company's geologists will plan an exploration programme to test several of these targets in the short term, while also considering the most probable target to extend mine life following the extraction of the Anjing Hitam reserves (6.3mt @ 16% Zinc, 10% Lead). Lae Jehe, only several hundred of metres north of the proposed treatment facilities, would appear to be the most logical starting place.

Herald is delighted to have Macquarie Bank as a shareholder of the Company, part of an increasing institutional presence on our register as the Dairi Project progresses towards production. Hopefully, this trend also reflects a reduction in some of the perceived sovereign risk concerns that investors have towards mining companies in Indonesia, and which Herald, having operated there since 1996, does not share.

Yours faithfully

M P WRIGHT
Executive Director

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

5 March 2004

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

RE: COOLGARDIE GOLD PROJECT

The Coolgardie joint venture partners have agreed in principle to the development of at least one additional level (1120 RL) at the Empress Underground gold mine. Such development is expected to yield an additional 5,000 ozs of gold production, as well as facilitate further drilling below that level.

It is intended, subject to the approval of the project's financiers, to fund such development by extending the duration of the project finance facility from September to November 2004.

Yours faithfully

M WRIGHT
Executive Director

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

27 February 2004

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Via ASX Online

RE: HALF YEARLY REPORT

Please find enclosed half year report 31 December 2003.

For announcement to the market:

Revenues from ordinary activities	up	72%	to	9,762
Profit (loss) from ordinary activities after tax attributable to members	up	N/A%	to	(816)
Net profit (loss) for the period attributable to members	up	N/A%	to	(816)

Yours faithfully

M WRIGHT
Executive Director

HERALD RESOURCES LIMITED

(ABN 15 008 672 071)

INTERIM FINANCIAL REPORT
31 DECEMBER 2003

CONTENTS

SUMMARY OF OPERATIONS

HIGHLIGHTS

Base Metals

Dairi

- Bankable Feasibility study commenced, well underway at period end
- Potentially significant new discovery at Sinar Pagi
- Improved metal prices dramatically enhance project economics
- Infill drilling equal or better to expectations

Gold

Coolgardie

- Empress drill results encouraging
- Additional gold resources delineated at Big Blow
- Gold production and profitability increase as year progresses

Meluak

- Corona Gold transaction and fundraising completed
- Low-key work resumed
- Extent of Gajah Mas (Golden Elephant) anomaly defined

Corporate

- Placement of 7m shares raises $3.1M
- Macquarie Bank provides $3M corporate finance facility for Dairi Project

DETAILS

DAIRI ZINC/LEAD PROJECT

Herald	80%
PT Aneka Tambang ("Antam")	20%

EFFECT OF HIGHER METAL PRICES

The table below shows the key findings of the Dairi Pre-feasibility Study, (completed in July 2003), comparing results obtained by using the original metals prices versus those at present.

As the table indicates, the project is very sensitive to metal prices, and the economics are dramatically improved when using today's prices.

All amounts are in **$US** and figures are project totals.

	Original	**Present**
Zinc Price	$885/tonne	**$1,040/tonne**
Lead Price	$520/tonne	**$740/tonne**
Gross saleable metal	$904M	**$1,124M**
Net operating cash flow (pre-tax)	$228M	**$385M**
DCF calculations (pre-tax)		
Ungeared		
Net present value of project @ 10%	$61M	**$151M**
Internal rate of return	31%	**58%**
Payback period	2.8 years	**1.8 years**
Geared		
Net present value of project @ 10%	$59M	**$150M**
Return on equity	52%	**109%**
Equity recovery period	2.3 years	**1.0 years**

BANKABLE FEASIBILITY STUDY (BFS)

BFS commenced in early October 2003 with the start of a 7000-8000m infill diamond drilling program, which is designed to elevate the current resources to measured status, and firm up the understanding of the deposit geometry. It is also intended to obtain bulk metallurgical testwork samples to help refine the concentrator process; to enable more detailed geotechnical study of the deposit's wallrocks; and to carry out a hydrological survey of the mining environment. On completion of the program, an independent resource reassessment will be carried out enabling remodelling for mine planning, scheduling and costing.

The Prefeasibility Study, completed in July 2003, was based on the mining of the Anjing Hitam ore reserve, then determined to be **6.324Mt @ 16.0% Zn, 9.9% Pb or 21.5% Zn equivalent,** from the Main Mineral Horizon **(MMH).** That study's estimated output of **total payable metal** for the life of mine was about **745,000t zinc and 471,000t lead**. The current study will also investigate the possibility of extracting some of the Upper Mineral Horizon material.

Diamond drilling to date has been concentrated at the northern and central parts of the deposit and the results to date have been more or less in keeping with expectations, with the exception of **several holes intersecting significantly greater than expected thicknesses.** The drilling results received to date are tabulated overleaf.

Dairi Project Sopokomil Prospect – Anjing Hitam Sector										
	Local Grid									
Hole	North	East	Dip/Azim (mag)	From (m)	To (m)	Length (m)	Zinc (%)	Lead (%)	Silver (g/t)	Horizon
SOP88D	9985	5010	60/122	53.0	55.9	2.9	13.8	7.4	7	UMH
SOP88D	9985	5010	60/122	75.7	119.2	43.5	13.8	7.2	6	MMH
SPO88D	9985	5010	60/122	123.9	125.7	1.8	13.8	5.5	11	LMH
SOP89D	9985	5010	90/-	51.9	56.1	4.2	21.3	11.3		MMH
SOP90D	9800	5125	64.5/202	152.1	167.9	15.8	20.7	13.5	20	MMH
SOP91D	9800	5125		182.9	189.1	6.2	16.3	10.5	17	UMH
SOP91D	9800	5125		205.2	220.5	15.3	17.3	11.3	5	MMH
SOP92D	9800	5125	76.5/247.5	148.3	154.7	6.4	20.4	13.9	20	MMH
SOP94D	9700	5070	58.5/090	347.8	350.3	2.5	5.0	3.2	18	*MMH
SOP95D	9700	5080	67.5/070.5	216.0	220.3	4.3	8.4	4.3	4	UMH?
SOP95D	9700	5080	67.5/070.5	236.3	247.6	11.3	12.0	2.9	9	EMH?
SOP95D	9700	5080	67.5/070.5	262.5	295.3	32.8	15.5	7.5	7	MMH
SOP96D	9700	5070	85/069.5	168.1	185.5	17.4	NA	NA	NA	MMH
SOP97D	9900	5096	64/320	108.5	109.7	1.2	14.4	7.9	10	UMH
SOP97D	9900	5096	64/320	118.5	134.9	16.4	8.6	5.5	8	MMH
SOP98D	9900	5095	58/202.5	118.2	141.4	23.2	20.3	11.9	17	MMH
SOP99D	9900	5095		145.5	147.5	2.0	NA	NA	NA	UMH
SOP99D	9900	5095		165.8	173.5	7.7	NA	NA	NA	EMH
SOP99D	9900	5095		184.3	196.5	12.2	NA	NA	NA	MMH
SOP100D	9690	5052	67.5/177.5	154.8	183.4	29.6	NA	NA	NA	MMH
SOP102D	9690	5052	66/102.5	201.9	204.6	2.7	NA	NA	NA	UMH
SOP102D	9690	5052	66/102.5	234.6	265.7	31.1	NA	NA	NA	MMH
SOP104D	9795	5002	82/250	120.0	127.1	7.1	NA	NA	NA	UMH
SOP104D	9795	5002	82/250	139.0	149.4	10.4	NA	NA	NA	MMH

N.B.

UMH = Upper Mineral Horizon
MMH = Main Mineral Horizon
EMH = Eastern Mineral Horizon
LMH = Lower Mineral Horizon
NA = Assay results not yet available

* Deviated too far downdip

Holes SOP93D,101D & 103D did not penetrate to mineral horizons.

As part of the metallurgical testwork studies, an initial batch of 883kg of wide diameter core was sent to Perth in November, some for determination of crushing and grinding parameters. The balance will be added to a reserve of material for pilot scale testwork. A representative batch of about 700kg of mineralisation from nine of the recent holes was being dispatched in late January for definitive flotation testwork.

AMC Consultants Pty Ltd has been appointed to undertake detailed mining scheme design, planning and scheduling for the underground mine. To initiate the work, one of their senior geotechnical engineers visited the site in early December.

An environmental impact assessment study was commenced by a subsidiary of the worldwide URS group in September. This involves close liaison with local stakeholders and senior Provincial and Regency authorities to help draw up the terms of reference. **Local authorities have expressed a high degree of support and encouragement for the project, as perhaps the most advanced new metalliferous project in the Province, where the mining industry is hoped to add significantly to the economy.**

A detailed site geotechnical survey will be carried out by consultant engineers Knight Piesold Pty Ltd in order to allow safe siting of the concentrator, site roads, tailings dam (although the bulk of the tailings will be placed underground as cemented paste backfill), and campsite.

A more comprehensive study of the various transportation options will be carried out to improve on that used in the Prefeasibility Study. The Provincial Government has expressed a desire to develop a new west coast port to facilitate our concentrate shipments, along with other provincial exports. This option bears careful consideration, depending on the amount of financial support available. The possibility of a slurry pipeline to carry concentrates to the west coast is one of the main options to be investigated.

MELUAK GOLD PROJECT

Herald 26% via Corona Gold Ltd

EXPLORATION

Low-key work resumed during October and continued through late December. The work included further gridding, soil sampling and mapping, and Herald's Exploration Manager was able to visit the area twice with the support of the local Regency authorities.

The work has more or less defined the extent of the Gajah Mas (Golden Elephant) anomaly in the east of the Siongal Ongal gridded area. The Gajah Mas has a western section of about 1200m x 200m and an eastern main section of about 750m x 750m as defined by the gold soil anomaly and bounding occurrences of Mesoizoic granitoids and recent volcanics. Outcrop is limited but occurrences of very large silica-pyrite boulders are observed in places. Chip samples of these have variable gold assay values and can be only weakly anomalous in places – especially where there is lower order soil anomalism.

Several noteworthy exposures in creeks appear to indicate that the style of the deposits is as hydrothermal diatreme breccias with very erratic, but generally altered, mineralised clasts to

>10m diameter in a clay pyrite matrix of varying proportion. Interestingly, virtually all material in these exposures is altered to a greater or lesser degree but the gold content is quite variable.

The chip sampling of silica-pyrite float, which has been the only medium available, may not be reflective of the bulk in situ grade which will not become apparent until initial drilling is carried out.

Mineragraphic examination of type mineralisation confirms that the specimens submitted were likely of dacitic volcanic origin but pervasively replaced by an advanced argillic assemblage of fine grained quartz and prominent alunite with significant pyrite and traces of arsenopyrite and a possible telluride. The high-sulphidation nature of the mineralising system is also confirmed.

Reconnaissance is continuing, and, subject to security status, a ground IP/resistivity survey is to be carried out during the March quarter. This will be followed by a program of RC and diamond drilling using a track mounted multi-purpose rig, again subject to security status. Some preliminary metallurgical testwork will also be carried out.

COOLGARDIE JOINT VENTURE

Herald	50%
MPI Mines Ltd (Manager)	25%
Pittston Mineral Ventures	25%

GOLD PRODUCTION	**2003 DECEMBER QUARTER**	2003 SEPTEMBER QUARTER
CJV Ore Mined	**136,840 tonnes**	78,771 tonnes
Grade	**3.2 g/t**	5.3 g/t
CJV Ore Milled	**216,745 tonnes**	130,374 tonnes
Grade	**3.2 g/t**	2.5 g/t
Recovery	**93.6%**	92.3%
Gold Production	**20,448ozs**	9,681ozs

REVENUE & COSTS

Herald delivered all of its share production into forward sale contracts at $600 per ounce. In addition Herald received revenues from toll milling of customer ore, and payment from its joint venture partners for production from open-pit ore on a per/oz basis.

Herald's production costs for the quarter were as follows:

	2003 December Quarter A$/oz	2003 September Quarter A$/oz
Total Cash Costs	$422	$558
Total Production Costs	$571	$694

Stoping continued as planned in the Empress underground mine and open cut production from the Lindsay's open pit resumed in October. Open pit operations commenced in the Greenfields

Mill throughput was at target levels and included 69,457 tonnes of toll milling ore for a total of 286,202 tonnes. Significantly higher JV gold production in the quarter resulted in a fall in cash cost to $422 per ounce.

EXPLORATION

Empress Underground

Results received during the quarter are shown in the table below.

Hole No.	Northing m	RL m	Interval m	Grade g/t Au	Lode
ED198	9352	47	0.99	5.78	East
	9360	37	10.07	3.66	Granodiorite
ED199	9408	117	2.35	4.21	East
ED207	9283	136	1.64	6.64	Eat
	9289	131	1.58	10.53	West
ED208	9277	131	5.93	7.61	West
ED209	9249	100	0.29	19.8	Contact

Drill testing of depth extensions of the lodes at Empress is scheduled to commence during the current quarter

Regional

No drilling was undertaken in the quarter. Surface drill testing of Big Blow, Little Blow, Perseverance and Iron Duke prospects is scheduled for the current quarter.

N.B. The above information is based on reports provided by MPI Mines Ltd, managers of the Coolgardie Gold Project.

SANDSTONE GOLD PROJECT
EXPLORATION

Herald 37% diluting

Troy Resources NL are fully funding the current exploration programme as Herald is diluting its interest in the Sandstone JV.

Exploration work consisted of reconnaissance RAB drilling programmes on the Dairy Bore, Edale and Lightning Well projects.

DAIRY BORE

A total of 54 RAB holes for 3,609m were completed on the Dairy Bore project. A number of low grade intercepts appear to be coincident with north-south faulting within dolerite and basalt host rocks. The best intersections were:

TAR 505	5m @ 2.25g/t Au from 40-45m
TVR1718	5m @ 0.71g/t Au from 65-70m

EDALE

In total, 55 RAB holes for 1,783m and 23 aircore holes for 1,836m were completed on the Edale project. Drilling continued along strike from the Musketeer North prospect and encountered widespread low grade mineralisation.. Some of the better intersections were:

TAC327	5m @ 1.28g/t Au from 75-80m	Musketeer
TAC324	5m @ 0.85g/t Au from 35-40m	

LIGHTNING WELL

Nine reconnaissance RAB holes for 597m were drilled along the southern portion of the Musketeer structural corridor to test several aeromagnetic targets. No anomalous drill intersections were returned.

N.B. The above information is based on reports provided by Troy Resources NL who are managing the Sandstone JV.

MONTAGUE GOLD PROJECT
Herald 15%, free carried

Airport (M 57/98, M57/99)

RC and RAB drilling continued along the Airport Trend t the Rosie North and S Bend prospects. Significant rill results are presented in Appendix 3.

RC Drilling at Rosie North targeted shallow oxide material intersected in earlier RAB drilling over a 200m long zone.

At S Bend, located 500m north along strike from Rosie North, RAB drilling (11 holes for 497m) has intersected significant gold mineralisation in 3 traverses which were completed to follow up on previous intersections. The gold mineralisation is associated with the basalt/granodiorite contact and is hosted by pyritic quartz veining. The best intersections obtained were:

GRB1975	5m @ 13.15g/t Au (30-35m)
	5m @ 2.40g/t Au (35-40m)

At the Thicket prospect, 3 RAB holes for 119m were drilled to follow up on previous anomalous RAB results. No significant results were obtained.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

CRATER GOLD PROJECT
Herald 20%, free carried

No work this quarter.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.

BALFOUR, WILSON RIVER (TAS), SPRINGFIELD, MT DAVID (NSW), & KINTORE (WA) PROJECTS

Herald's interests in these projects have been sold to wholly owned entity Jaguar Minerals Limited, subject to this Company successfully conducting an IPO and listing on the ASX.

Preparation of the Jaguar prospectus is well underway, and the Company will report further in due course on the progress of the IPO, in which it is envisaged that Herald shareholders will have a priority right to subscribe for shares in Jaguar Minerals Ltd.

GOLD PRICE PROTECTION/INCOME GENERATION

At 31 December 2003, the Herald Group held the following positions:

TYPE	HEDGING (ozs)	CONTINGENT	SALE/STRIKE PRICE	MATURITY
Fixed forwards	36,654		$601	Jan 04 – Feb 05
Call options sold		25,000	$600	Mar 05 – Mar 06
Call options sold		10,000	$650	June 06
TOTAL:	36,654	35,000		

CONVERTIBLE FUNDING FACILITY

Herald has accepted an offer of finance from Macquarie Bank Ltd to provide funds for the completion of the Bankable Feasibility Study (in progress) on the high-grade Dairi zinc-lead project, where reserves presently stand at 6.3mt @ 23% zinc equivalent.

The finance facility is for a total of $3M, and is repayable (to the extent that it has not been repaid or converted into ordinary fully paid shares as detailed below) by the end of 2006. Herald has not yet made any drawdowns under the facility.

Under the facility, Macquarie will have the right for 3 years from the drawdown date to apply for up to $3M of ordinary Herald shares at a price of $0.93 per share. In that event, any proceeds received by Herald will be applied first against any outstanding facility amount.

DIRECTORS' REPORT

Your Directors submit their financial report on the consolidated entity consisting of Herald Resources Limited and its controlled entities for the half year ended 31 December 2003.

DIRECTORS

The following persons were Directors of Herald Resources Limited during the whole of the half year and up to the date of this report:

Terrence Allen (Chairman)
Michael P Wright
Graeme J Hutton

REVIEW OF OPERATIONS

Please refer to Summary of Operations for a review of operational matters.

This report is made in accordance with a resolution of the Directors.

MICHAEL P WRIGHT
Director

Dated at Perth this 27th day of February, 2004.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Note	Consolidated December 2003 $,000	December 2002 $,000
Revenue from ordinary activities	2	9,762	5,680
Cost of goods sold		(6,493)	(2,554)
Employees salaries and benefits		(895)	(531)
Interest and finance cost		(188)	(151)
Exploration expenditure written off		(239)	(490)
Depreciation of fixed assets		(254)	(82)
Amortisation of development costs		(1,786)	(40)
Rehabilitation costs		(153)	(41)
Other items (net)		(150)	(5)
Cost of non-current assets sold		(96)	(1,577)
Exchange losses		(324)	-
Profit (Loss) from ordinary activities before income tax expense	2	(816)	209
Income tax expense relating to ordinary activities		-	-
Net profit (loss) from ordinary activities after income tax expense		(816)	209
Net profit (loss) attributable to outside equity interest		-	-
Net profit (loss) attributable to members of Herald Resources Limited		(816)	209
Total changes in equity other than those resulting from transactions with owners as owners		(816)	209
Basic profit (loss) per share (cents per share)	3	(1.4¢)	0.4¢

The above condensed consolidated statement of financial performance should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2003

	Note	Consolidated December 2003 $,000	June 2003 $,000
CURRENT ASSETS			
Cash assets		4,270	3,452
Receivables		772	760
Investments		28	62
Inventories		2,959	1,781
Total Current Assets		8,029	6,055
NON CURRENT ASSETS			
Receivables		2,022	1,484
Plant and equipment		710	1,018
Mineral exploration and evaluation expenditure		10,176	9,705
Development properties		3,184	4,530
Total Non Current Assets		16,092	16,737
TOTAL ASSETS		24,121	22,792
CURRENT LIABILITIES			
Payables		2,516	3,624
Interest bearing liabilities		4,970	4,794
Provisions		521	525
Total Current Liabilities		8,007	8,943
NON CURRENT LIABILITIES			
Interest bearing liabilities		-	1,100
Provisions		3,723	2,931
Total Non Current Liabilities		3,723	4,031
TOTAL LIABILITIES		11,730	12,974
NET ASSETS		$12,391	$9,818
EQUITY			
Contributed equity	4	22,253	18,864
Reserves		1,600	1,600
Accumulated losses		(11,462)	(10,646)
Total parent entity interest in equity		12,391	9,818
Total outside equity interest		-	-
TOTAL EQUITY		$12,391	$9,818

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Note	Consolidated December 2003 $,000	Consolidated December 2002 $,000
Cash Flows from Operating Activities			
Gold sales and other income		8,862	1,979
Payments to suppliers and employees		(9,447)	(2,672)
Interest received		90	168
Interest and finance costs		(188)	(151)
Net Cash from Operating Activities		(683)	(675)
Cash Flows from Investing Activities			
Exploration expenditure		(1,208)	(1,976)
Mine development expenditure		(440)	(3,306)
Proceeds from sale of equity investments		319	85
Proceeds from sale of plant and equipment		158	3,600
Payment for plant and equipment		(9)	1,024
Loans repaid by other entities		23	23
Net Cash from Investing Activities		(1,157)	(2,598)
Cash Flows from Financing Activities			
Proceeds from borrowings		-	5,598
Repayment of borrowings		(924)	-
Proceeds from issue of shares and options		3,331	29
Dividends		-	(2)
Net Cash From Financing Activities		2,407	5,625
Net increase/(decrease) in cash held		567	2,352
Cash at beginning of the financial year		3,452	2,275
Effect of exchange rate changes on cash holdings		251	-
Cash at the end of the half year		$4,270	$4,627

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003

NOTE 1: BASIS OF PREPARATION

The half-year condensed consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2003 and any public announcements made by Herald Resources Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2003 annual report.

The half-year report does not include full disclosure of the type normally included in an annual financial report.

The financial report has been prepared on the basis of accounting principles applicable to a going concern, which assumes the commercial realisation of the future potential of the Company's and economic entity's assets and the discharge of their liabilities in the normal course of business.

NOTE 2: PROFIT (LOSS) FROM ORDINARY ACTIVITIES

	Consolidated	
	December 2003 $,000	December 2002 $,000
Profit (loss) from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance for the interim period:		
Revenues		
Sales and hedging revenues	9,022	1,699
Proceeds from sale of investments	319	85
Proceeds from sale of property, plant and equipment	158	3,601
Interest received	99	167
Other revenues	164	128
	$9,762	$5,680

NOTE 3: BASIC PROFIT (LOSS) PER SHARE

The following reflects the income and data used in the calculations of basic loss per share:

	Consolidated	
	December 2003 $,000	December 2002 $,000
Profit (loss) from ordinary activities before income tax	(816)	209
Adjustments:		
Net profit(loss) attributable to outside equity interest	-	-
Loss used in calculating basic loss per share	(816)	209

Diluted loss per share has not been disclosed as the conversion to ordinary shares did not lead to a materially inferior view of the earnings performance of the consolidated entity.

	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share:	57,589,016	50,885,725

NOTE 4: CONTRIBUTED EQUITY

(a) Movements in ordinary share capital for the half year ended 31 December 2003 were as follows:

Date	Details	No. of Shares	Issue Price	$,000,s
01/07/03	Balance b/f	52,263,497	-	18,863,907
14/08/03	Option conversions	450,000	$0.45	202,500
26/08/03	Placement of shares	7,000,000	$0.44	3,080,000
30/09/03	Option conversions	90,000	$0.45	40,500
26/11/03	Option conversions	200,000	$0.332	66,400
31/12/03	Closing balance	60,003,497		$22,253,307

NOTE 5: SEGMENT INFORMATION

Geographical segments:

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

31 December 2003 Geographic Segments ($A'000)	Australia	Indonesia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	9,022	-	-	9,022
Other revenue	740	-	-	740
Unallocated other revenue	-	-	-	-
	9,762	-	-	9,762
Segment results	(834)	-	-	(834)
Unallocated expenses				18
Consolidated operating profit before income tax				$(816)
Segment assets	13,695	10,426	-	24,121
Unallocated assets				-
Total assets				$24,121

31 December 2002 Geographic Segments ($A'000)	Australia	Indonesia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	-	-	-	-
Other revenue	1,699	-	-	1,699
Unallocated other revenue	-			3,981
	5,680	-	-	5,680
Segment results	209	-	-	209
Unallocated expenses				-
Consolidated operating (loss) before income tax				$209
Segment assets	11,777	9,466	-	21,240
Unallocated assets				-
Total assets				$21,240

NOTE 6: SUBSEQUENT EVENTS

There were no significant changes in the state of affairs if the consolidated entity since 31 December 2003.

NOTE 7: CONTINGENT LIABILITIES

The parent entity, Herald Resources Ltd, has provided a guarantee of $3.1M to Macquarie Bank to secure the financial obligations of controlled entity, Goldfan Ltd.

Other then the foregoing, there have been no changes to contingent liabilities since 30 June 2003.

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 11 – 17:

(a) comply with Accounting Standard AASB1029: Interim Financial Reporting and the Corporations Regulations; and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Dated this 27th day of February, 2004.

MICHAEL P WRIGHT
Director

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

**INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF
HERALD RESOURCES LIMITED**

Scope

We have reviewed the financial report of Herald Resources Limited for the half-year ended 31 December 2003 as set out on pages 11 to 17. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half year or from time to time during the half year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing and Assurance Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Herald Resources Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

STANTON PARTNERS

Stanton Partners

J Van Dieren

J P Van Dieren
Partner

West Perth, Western Australia
27 February 2004